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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULES 13d-(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                       PURSUANT TO 13d-2(b)


                       (Amendment No. 2) *



               Cumberland Mountain Bancshares, Inc.
       --------------------------------------------------
                       (Name of Issuer)


                         Common Stock
       --------------------------------------------------
                (Title of Class of Securities)


                          230755 10 0
                     --------------------
                        (CUSIP Number)


                              N/A
      ------------------------------------------------------
      (Date of Event Which Requires Filing of This Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [x]  Rule 13d-1(b)

  [x]  Rule 13d-1(c)

  [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 8 pages
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CUSIP No. 230755 10 0             13G         Page 2 of 8 Pages


1.   NAMES OF REPORTING PERSONS:

     Cumberland Mountain Bancshares, Inc.
     Employee Stock Ownership Plan

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
     ________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Tennessee

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER                 0

6.   SHARED VOTING POWER          87,856

7.   SOLE DISPOSITIVE POWER:           0

8.   SHARED DISPOSITIVE POWER:    87,856

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      87,856

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:    12.86%

12.  TYPE OF REPORTING PERSON*:   EP

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 230755 10 0             13G         Page 3 of 8 Pages


1.   NAMES OF REPORTING PERSONS:

     J. Roy Shoffner

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER            12,429

6.   SHARED VOTING POWER          71,701

7.   SOLE DISPOSITIVE POWER:      12,429

8.   SHARED DISPOSITIVE POWER:    71,701

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                       84,130

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*   [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9*  12.32%

12.  TYPE OF REPORTING PERSON*   IN

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 230755 10 0             13G         Page 4 of 8 Pages


1.   NAMES OF REPORTING PERSONS:

     James J. Shoffner

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER            64,981

6.   SHARED VOTING POWER          71,701

7.   SOLE DISPOSITIVE POWER:      64,981

8.   SHARED DISPOSITIVE POWER:    71,701

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     138,831

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*:   [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9*:  20.33%

12.  TYPE OF REPORTING PERSON*:   IN

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                            Page 5 of 8 Pages

              Securities and Exchange Commission
                   Washington, D.C.  20549

ITEM 1(a)   NAME OF ISSUER.
            Cumberland Mountain Bancshares, Inc.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
            1431 Cumberland Avenue
            Middlesboro, Kentucky  40965

ITEM 2(a)   NAME OF PERSON(S) FILING.
            Cumberland Mountain Bancshares, Inc. Employee Stock
Ownership Plan ("ESOP"), and J. Roy Shoffner and James J.
Shoffner (who serve as trustees of the trust established under the ESOP).

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE.
            Same as Item 1(b).

ITEM 2(c)   CITIZENSHIP.
            See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES.
            Common Stock, par value $.01 per share.

Item 2(e)   CUSIP NUMBER.
            See the upper left corner of the second part of the cover page provided for the reporting person.

Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-
          1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON
          FILING IS A:

     (f)   [x]  An Employee Benefit Plan or Endowment Fund in
                accordance with Rule 13d-1(b)(1)(ii)(F);

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. [x]

     Items (a), (b), (c), (d), (e), (g), (h), (i) and (j) are
not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters. Exhibit A discloses the relationship between all persons who are parties to this filing.
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                                             Page 6 of 8 Pages
ITEM 4.    OWNERSHIP.

     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact
that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following:  [   ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON.

         Cumberland Mountain Bancshares, Inc., in its capacity as the ESOP Committee, has the power determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

Item 10. CERTIFICATION.

     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.









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                                             Page 7 of 8 Pages

SIGNATURE:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUMBERLAND MOUNTAIN BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN



     /s/ J. Roy Shoffner                       March 8, 2000
     __________________________________        _________________
     J. Roy Shoffner, as Trustee               Date

     /s/ James J. Shoffner                     March 8, 2000
     __________________________________        _________________
     James J. Shoffner, as Trustee             Date



/s/ J. Roy Shoffner                            March 8, 2000
_________________________________________      _________________
J. Roy Shoffner, as an Individual              Date
Stockholder


/s/ James J. Shoffner                          March 8, 2000
_________________________________________      _________________
James J. Shoffner, as an Individual            Date
Stockholder



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                                            Page 8 of 8 Pages

Exhibit A
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     The trustees of the ESOP hold shares of common stock of
the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion as participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the ESOP committee.
Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.